ESSEX

PROPERTY TRUST, INC.

FOR IMMEDIATE RELEASE

MICHAEL J. SCHALL   MARY C. JENSEN
CHIEF FINANCIAL OFFICER   DIRECTOR OF INVESTOR RELATIONS
(650) 849-1600   (650) 849-1656

ESSEX ANNOUNCES SECOND QUARTER 2003 RESULTS

6.8% DECREASE IN FFO PER SHARE

Palo Alto, California—July 30, 2003—Essex Property Trust, Inc. (NYSE:ESS), a Real Estate Investment Trust (REIT) with apartment communities located in targeted West Coast markets, today reported operating results for the second quarter 2003.

Net Income for the quarter ended June 30, 2003 totaled $10.7 million, or $0.50 per diluted share, as compared with $21.4 million, or $1.14 per diluted share for the quarter ended June 30, 2002. Comparative results for the quarter ended June 30, 2003 were impacted by gains from asset sales of $9.5 million, or $0.50 per share, which were reported for the period ended June 30, 2002.

Funds From Operations (FFO) for the quarter ended June 30, 2003 amounted to $25.6 million, or $1.09 per diluted share, compared to $24.7 million, or $1.17 per diluted share, for the quarter ended June 30, 2002, representing a 3.7 percent increase in FFO and a 6.8 percent reduction in FFO per share. FFO was negatively impacted by a $1,596,000 decrease in miscellaneous non-recurring income, which decreased from $1,880,000, or $0.09 per diluted share in the quarter ended June 30, 2002 to $284,000 or $0.01 per diluted share in the quarter ended June 30, 2003.

FFO is a supplemental financial measurement used by real estate investment trusts to measure and compare operating performance. A reconciliation of FFO to net income (the most directly comparable GAAP measure) is included in the financial data accompanying this press release. For a more comprehensive definition of FFO please refer to the last page of this press release.

The Company's financial results are summarized as follows:

	Quarter Ended June 30,		
	2003	2002	Percent Change
	(Dollars in thousands, except per share amounts)		
Revenues	$ 58,447	$ 50,983	14.6%
Net Income	$ 10,650	$ 21,358	-50.1%
Funds From Operations (FFO)	$ 25,581	$ 24,672	3.7%
Per Diluted Share:			
Net Income Per Share	$ 0.50	$ 1.14	-56.1%
FFO Per Share	$ 1.09	$ 1.17	-6.8%

PORTFOLIO COMPOSITION

The following table compares Essex's regional concentrations for its multifamily portfolio as of June 30, 2003 and June 30, 2002.

| | As of June 30, 2003 | | As of June 30, 2002 | |
	Number of Apartment Homes	%	Number of Apartment Homes	%
Southern California	14,810	59	10,302	52
San Francisco Bay Area	4,293	17	4,023	20
Seattle Metro. Area	4,073	16	4,073	21
Portland Metro. Area	1,371	6	1,371	7
Other	578	2	-	-
Total	**25,125**	**100**	**19,769**	**100**

PROPERTY OPERATIONS

The following operating results omit properties in development or lease-up, properties owned less than a year, and properties that are accounted for under the equity method of accounting.

A breakdown of the same-property net operating income results compared to the quarter ended June 30, 2002 for Essex's multifamily properties is as follows:

| | Quarter Ended June 30, 2003 | | |
	Revenues	Operating Expenses	Net Operating Income
Southern California	4.1%	4.3%	3.9%
San Francisco Bay Area	-7.9%	6.5%	-12.6%
Pacific Northwest	-3.3%	7.0%	-8.4%
Same-Property Average	**-1.9%**	**5.7%**	**-4.9%**

A breakdown of the same-property financial occupancies for Essex's multifamily properties is as follows:

| | For the Quarters Ended | | |
	6/30/2003	3/31/2003	6/30/2002
Southern California	95.9%	95.2%	94.4%
San Francisco Bay Area	95.3%	95.8%	95.1%
Pacific Northwest	95.2%	94.5%	93.0%
Same-Property Average	**95.5%**	**95.2%**	**94.3%**

A breakdown of same-property concessions for Essex's multifamily properties is as follows:

	For the Quarters Ended		
	(in thousands)		
	6/30/2003	**3/31/2003**	**6/30/2002**
Southern California	$ 188.5	$ 125.3	$ 287.5
San Francisco Bay Area	172.3	176.6	333.4
Pacific Northwest	366.1	297.1	368.5
Same-Property Average	**$ 726.9**	**$ 599.0**	**$ 989.4**

Total concessions, for the Company's consolidated portfolio, increased to $925,800 for the quarter ended June 30, 2003, as compared to $801,800 for the quarter ended March 31*,* 2003. Total concessions for the quarter ended June 30, 2002 were $1,063,900.

The following is the sequential percentage change in same-property revenues for the quarter ended June 30, 2003 versus the quarter ended March 31, 2003:

	Revenues
Southern California	0.4%
San Francisco Bay Area	-2.4%
Pacific Northwest	-1.0%
Same-Property Average	**-0.9%**

Same-property operating expenses increased 5.7 percent in the quarter ended June 30, 2003, compared to the quarter ended June 30, 2002. The Company expects same-property operating expenses for the year to increase in the range of 2.5 to 3.5 percent as previously disclosed.

DEVELOPMENT

As of June 30, 2003, the Company had ownership interests in development communities, which have a combined estimated construction cost of approximately $122.2 million. These projects exclude development projects owned by the Essex Apartment Value Fund, L.P., which are described in the following section.

- *The San Marcos (formerly Vista del Mar)* – The Company has completed construction at its 312-unit apartment community located in Richmond, California. As of June 30, 2003, the property was 72 percent leased and 62 percent occupied. Aggressive leasing initiatives continue with stabilization anticipated in September of this year.

- *San Marcos (phase II)* – During the quarter construction began on an additional 120 units, which are located directly adjacent to the first phase. The cost of the additional units is estimated at $23.9 million, and stabilization is anticipated in the fourth quarter of 2004.

- *Hidden Valley-Parker Ranch* – Construction continues on the Company's 324-unit multifamily community located in Simi Valley, California. Initial occupancy is expected to take place during the fourth quarter of 2003. The Company has a 75 percent ownership interest in this development project.

REDEVELOPMENT

The Company defines redevelopment communities as existing properties owned or recently acquired which have been targeted for investment by the Company with the expectation of increased financial returns through property improvement. Redevelopment communities typically have apartment units that are not available for rent and, as a result, may have less than stabilized operations.

- *Hillcrest Park II* – The second phase of redevelopment commenced in the beginning of the second quarter on the Company's 608-unit apartment community located in Newbury Park, California. The Company plans to spend $3.4 million on upgrading common area amenities, such as renovating two existing clubhouses and building one new clubhouse – renovating two pools, removing four others and replacing them with tennis courts. The third and final phase of the redevelopment plan is being considered, upon approval, to add 60 new units on the premises.

FINANCING

Subsequent to the quarter end the Company expanded its existing $165 million unsecured revolving credit facility to $185 million. No other terms of this facility were revised.

ESSEX APARTMENT VALUE FUND, L.P.

The Fund was organized to add value through rental growth and asset appreciation and to utilize the Company's development, redevelopment and asset management capabilities.

The Fund completed its final closing on February 15, 2002 with total equity commitments of approximately $250 million. An affiliate of the Company, Essex VFGP, L.P. ("VFGP"), is the Fund's one percent general partner and is a 20.4 percent limited partner. Essex Portfolio, L.P. (the "Operating Partnership") owns a 99 percent limited partnership interest in VFGP. Currently, the Fund is approximately 90 percent invested.

On April 11, 2003 the Fund obtained a non-recourse mortgage on Ocean Villas, a 119-unit apartment community located in Oxnard, California, in the amount of $10.0 million with a 5.42% fixed interest rate for a 9-year term and a 1-year floating/prepayment window.

On May 1, 2003 the Fund purchased Huntington Villas, a 400-unit apartment community located in Huntington Beach, California, for a contract price of approximately $58.2 million. In connection with this transaction the Fund obtained a non-recourse mortgage in the amount of $39.9 million, with a 4.64% fixed interest rate, which matures in May 2010.

On May 1, 2003 the Fund purchased three multifamily properties comprised of 288 apartment homes located in San Dimas, California. The Villas at San Dimas Canyon, 156-unit apartment community, was purchased for a contract price of $20.0 million. In connection with this transaction the Fund obtained a non-recourse mortgage in the amount of $13.0 million with a 4.67% fixed interest rate, which matures in May 2010. The Villas at San Bonita, a 102-unit apartment community, was purchased for a contract price of $12.7 million. In connection with this transaction the Fund obtained a non-recourse mortgage in the amount of $8.3 million with a 4.67% fixed interest rate, which matures in May 2010. The Villas, a 30-unit apartment community, was purchased for a contract price of $3.9 million and is not encumbered by a mortgage.

On May 29, 2003 the Fund purchased Villa Venetia Apartments, a 468-unit apartment community located in Costa Mesa, California, for a contract price of $74.0 million. In connection with this transaction the Fund obtained a non-recourse mortgage in the amount of $54.0 million with a 4.58% fixed interest rate for a 9-year term and a 1-year floating/prepayment window.

The Fund began redevelopment on the 174-unit apartment community located in La Mirada, California, which was purchased by the Essex Apartment Value Fund ("The Fund") in 2001. Redevelopment costs are expected to total approximately $3.5 million. Part of the redevelopment activities entails interior upgrades to the units, which will be completed during the normal course of apartment turnover.

On July 14, 2003, the Fund acquired an ownership interest in Coronado North and South, located in Newport Beach, California, for approximately $33.7 million from an unrelated co-investment partner.

OTHER COMPANY INFORMATION

Essex's total market capitalization at June 30, 2003 was approximately $2.4 billion. The Company's mortgage notes payable had an average maturity of 8.6 years and an average interest rate of 6.5 percent. As of June 30, 2003, the Company's debt-to-total-market-capitalization ratio was 34.7 percent and interest coverage before minority interest for the second quarter of 2003 was 3.7 times EBITDA.

During the quarter, the Company's Board of Directors increased its regular quarterly cash dividend to $0.78 per common share or $3.12 per common share on an annualized basis. The dividend was payable on July 15, 2003 to shareholders of record as of June 30, 2003.

The Company is narrowing its previously stated guidance ($4.33 to $4.45) for estimated FFO per diluted share to $4.28 to $4.34 per share for calendar year 2003.

CONFERENCE CALL WITH MANAGEMENT

The Company will host an earnings conference call with management, which is scheduled for Thursday, July 31, 2003, at 11:00 a.m. PDT – 2:00 p.m. EDT. The call will be broadcast live via the Internet at www.essexpropertytrust.com, and accessible via phone by dialing (800) 231-9012 – a passcode is not required. A replay of the call is also available via the Internet for two weeks following the live call, and can be accessed through the company's website at www.essexpropertytrust.com.

If you are unable to access the information via the Company's Web site, please contact the Investor Relations department at investors@essexpropertytrust.com or by calling (650) 849-1600.

Essex Property Trust, Inc., located in Palo Alto, California and traded on the New York Stock Exchange (ESS), is a fully integrated real estate investment trust (REIT) that acquires, develops, redevelops, and manages multifamily residential properties in selected West Coast communities. Essex currently has ownership interests in 118 multifamily properties (25,125 units), and has 1,368 units in various stages of development. Additional information about Essex can be found on the Company's web site at www.essexpropertytrust.com. If you would like to receive future press releases via e-mail-please send a request to investors@essexpropertytrust.com.

Funds from Operations
Funds from Operations, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") is generally considered by industry analysts as an appropriate measure of performance of an equity REIT. Generally, FFO adjusts the net income of equity REITS for non-cash charges such as depreciation and amortization of rental properties, gains/ losses on sales of real estate and extraordinary items. Management considers FFO to be a useful financial performance measurement of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the performance and ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operations as defined by generally accepted accounting principles (GAAP) and is not intended to indicate whether cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the REIT's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to shareholders. FFO also does not represent cash flows generated from operating, investing or financing activities as defined under GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of FFO.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding FFO per diluted share estimates, expected same-property operating expenses, our portfolio allocations, anticipated timing of completion and stabilization of property developments and redevelopments, future leasing activities, regarding future construction costs, and estimated values of properties. The Company's actual results may differ materially from those projected in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in market demand for rental units and the impact of competition and competitive pricing, changes in economic conditions, unexpected delays in the development and stabilization of development and redevelopment projects, unexpected difficulties in leasing of development and redevelopment projects, total costs of renovation investments exceeding our projections and other risks detailed in the Company's filings with the Securities and Exchange Commission (SEC). The Company assumes no obligation to update this information. For more details relating to risk and uncertainties that could cause actual results to differ materially from those anticipated in our forward-looking statements, and risks to our business in general, please refer to our SEC filings, including our most recent Report on Form 10-K for the year ended December 31, 2002.

###

ESSEX PROPERTY TRUST, INC.

Operating Results	Three Months Ended		Six Months Ended	
(Dollars in thousands, except per share amounts)	June 30,		June 30,	
	2003	2002	**2003**	2002
Revenues:				
Rental	$ **53,538**	$ 41,769	$ **107,700**	$ 83,888
Other property	**1,743**	1,396	**3,477**	2,712
Total property revenues	**55,281**	43,165	**111,177**	86,600
Interest and other	**3,166**	7,818	**6,265**	13,795
	58,447	50,983	**117,442**	100,395
Expenses:				
Property operating	**17,954**	11,995	**36,401**	24,576
Depreciation and amortization	**11,556**	9,114	**23,165**	18,100
Interest	**10,531**	8,652	**21,330**	17,441
Amortization of deferred financing costs	**318**	147	**492**	295
General and administrative	**1,692**	1,565	**3,530**	3,265
Total expenses	**42,051**	31,473	**84,918**	63,677
Income from continuing operations before minority interests and discontinued operations	**16,396**	19,510	**32,524**	36,718
Minority interests	**(5,746)**	(6,285)	**(11,643)**	(12,349)
Income from continuing operations	**10,650**	13,225	**20,881**	24,369
Discontinued operations (net of minority interests):				
Operating income from real estate sold	**--**	69	**--**	225
Gain on sale of real estate	**--**	8,064	**--**	8,061
Net income available to common stockholders	$ **10,650**	$ 21,358	$ **20,881**	$ 32,655
Net income per share - basic	$ **0.51**	$ 1.15	$ **0.99**	$ 1.76
Net income per share - diluted	$ **0.50**	$ 1.14	$ **0.98**	$ 1.75

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Operating Results Selected Line Item Detail (Dollars in thousands)	Three Months Ended June 30, 2003		2002	Six Months Ended June 30, 2003		2002
Interest and other						
Interest income	$	237	$ 1,159	$	462	$ 2,927
Equity income in co-investments		1,809	2,798		3,610	5,300
Fee income		836	592		1,667	1,611
Gain on sale of co-investment activities, net		--	1,389		--	1,389
Miscellaneous - non-recurring		284	1,880		526	2,568
Interest and other	$	3,166	$ 7,818	$	6,265	$ 13,795
Property operating expenses						
Maintenance and repairs	$	4,063	$ 2,356	$	7,936	$ 5,165
Real estate taxes		4,361	3,119		8,737	6,269
Utilities		3,075	2,253		5,712	4,284
Administrative		4,588	3,045		10,573	6,671
Advertising		1,002	732		1,862	1,354
Insurance		865	490		1,581	833
Property operating expenses	$	17,954	$ 11,995	$	36,401	$ 24,576
General and administrative						
Total general and administrative	$	3,228	$ 3,207	$	6,482	$ 6,631
Allocated to property operating expense - administrative		(684)	(598)		(1,354)	(1,181)
Allocated to Essex Management Corporation		(692)	(708)		(1,292)	(1,478)
Capitalized and incremental to real estate under development		(160)	(336)		(306)	(707)
Net general and administrative	$	1,692	$ 1,565	$	3,530	$ 3,265
Minority interest						
Limited partners of Essex Portfolio, L.P.	$	1,139	$ 1,620	$	2,250	$ 2,993
Perpetual preferred distributions		4,580	4,580		9,160	9,159
Series Z incentive units		--	39		175	119
Third party ownership interests		27	46		58	78
Minority interests	$	5,746	$ 6,285	$	11,643	$ 12,349

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Funds From Operations		Three Months Ended			Six Months Ended	
(Dollars in thousands, except per share amounts)		June 30,			June 30,	
		2003	2002		**2003**	2002
Funds From Operations						
Income from continuing operations before						
minority interests and discontinued operations	$	**16,396** $	19,510	$	**32,524** $	36,718
Adjustments:						
Gain on sale of co-investment activities, net		**--**	(1,389)		**--**	(1,389)
Depreciation and amortization		**11,556**	9,114		**23,165**	18,100
Depr. and amort. - unconsolidated co-investments		**2,236**	1,891		**4,408**	3,722
Minority interests		**(4,607)**	(4,618)		**(9,218)**	(9,209)
Income from discontinued operations		**--**	69		**--**	225
Depreciation - discontinued operations		**--**	95		**--**	191
Funds from operations	$	**25,581** $	24,672	$	**50,879** $	48,358
Components of the change in FFO						
Same property NOI	$	**(1,450)**		$	**(2,989)**	
Non-same property NOI		**7,607**			**15,741**	
Income and depreciation from discontinued operations		**(164)**			**(416)**	
Other - corporate and unconsolidated co-investments		**(2,918)**			**(5,455)**	
Interest expense and amortization of deferred financing		**(2,050)**			**(4,086)**	
General and administrative		**(127)**			**(265)**	
Minority interests		**11**			**(9)**	
Funds from operations	$	**909**		$	**2,521**	
Funds from Operations Per Share - Diluted	$	**1.09** $	1.17	$	**2.16** $	2.30
Percentage Increase		**-6.8%**			**-6.1%**	
Weighted average number of shares outstanding diluted (1)		**23,558,314**	21,115,264		**23,511,388**	21,046,919

(1)   Assumes conversion of all outstanding operating partnership interests in the Operating Partnership into
        shares of the Company's common stock.

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Balance Sheet

(Dollars in thousands)

	June 30, 2003	December 31, 2002
Real Estate:		
Land and land improvements	$ 392,041	$ 368,712
Buildings and improvements	1,208,843	1,147,244
	1,600,884	1,515,956
Less: accumulated depreciation	(214,993)	(191,821)
	1,385,891	1,324,135
Investments	68,642	61,212
Real estate under development	88,831	143,756
	1,543,364	1,529,103
Cash and cash equivalents	17,933	17,827
Other assets	71,166	66,532
Deferred charges, net	5,757	6,272
Total assets	$ 1,638,220	$ 1,619,734
Mortgage notes payable	$ 662,712	$ 677,563
Lines of credit	165,000	126,500
Other liabilities	62,144	61,827
	889,856	865,890
Minority interests	264,189	262,530
Stockholders' Equity:		
Convertible preferred stock	--	--
Common stock	2	2
Cumulative redeemable preferred stock	--	--
Additional paid-in-capital	539,914	535,125
Distributions in excess of accumulated earnings	(55,741)	(43,813)
Total liabilities and stockholders' equity	$ 1,638,220	$ 1,619,734

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Debt Summary - June 30, 2003

(Dollars in thousands)

	Percentage of Total Debt		Balance Outstanding	Weighted Average Interest Rate (1)	Weighted Average Maturity In Years
Mortgage notes payable					
Fixed rate - secured	72%	$	596,650	6.9%	7.4
Tax exempt variable (2)	8%		66,062	2.7%	21.7
Total mortgage notes payable			**662,712**	6.5%	8.6
Lines of credit (3)	20%		165,000	2.5%	
Total debt	100%	$	**827,712**	**5.7%**	

Scheduled principal payments (excludes lines of credit)

2003	$	3,315
2004		7,901
2005		41,003
2006		20,397
2007		63,130
Thereafter		526,966
Total	$	662,712

Interest expense coverage is 3.7 times earnings before gain, interest, taxes, depreciation and amortization.

Capitalized interest for the quarter ended June 30, 2003 was $967.

(1) Weighted average interest rate for variable rate debt are approximate current values.

(2) Interest rate protection agreements cap the total all in interest rate at a range of 7.1% to 7.3%. These agreements expire between 2003 and 2004.

(3) One line of credit commitment is $165 million and matures in May 2004. A second line of credit commitment is $30 million and matures in December 2003. Interest on these lines is based on a tiered rate structure tied to the Company's corporate ratings and is currently at LIBOR plus 1.10%.

See Company's 10-K and 10-Q for additional disclosures

E S S E X P R O P E R T Y T R U S T, I N C.

Capitalization - June 30, 2003
(Dollars in thousands, except per share data)

Total debt	$	827,712
Common stock and potentially dilutive securities		
Common stock outstanding		21,055
Limited partnership units (1)		2,325
Options-treasury method		169
Total common stock and potentially dilutive securities		23,549 shares
Common stock price per share as of June 30, 2003	$	57.250
Market value of common stock and potentially dilutive securities	$	1,348,180
Perpetual preferred units	$	210,000 8.723% weighted average pay rate
Total equity capitalization	$	1,558,180
Total market capitalization	$	2,385,892
Ratio of debt to total market capitalization		34.7%

(1) Assumes conversion of all outstanding operating partnership interests in the
    Operating Partnership into shares of the Company's common stock.

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Property Operating Results - Quarter ended June 30, 2003 and 2002

(Dollars in thousands)

	Southern California			Northern California			Pacific Northwest			Other real estate assets(1)			Total		
	2003	2002	% Change	**2003**	2002	% Change	**2003**	2002	% Change	**2003**	2002	% Change	**2003**	2002	% Change
Revenues:															
Same property revenues	$ **17,538**	$ 16,855	4.1%	$ **12,841**	$ 13,938	-7.9%	$ **10,214**	$ 10,567	-3.3%	$ **--**	$ --	n/a	$ **40,593**	$ 41,360	-1.9%
Non same property revenues(2)	**9,131**	1,163		**2,662**	505		**--**	--		**2,895**	137		**14,688**	1,805	
Total Revenues	$ **26,669**	$ 18,018		$ **15,503**	$ 14,443		$ **10,214**	$ 10,567		$ **2,895**	$ 137		$ **55,281**	$ 43,165	
Property operating expenses:															
Same property operating expenses	$ **5,167**	$ 4,954	4.3%	$ **3,695**	$ 3,469	6.5%	$ **3,718**	$ 3,474	7.0%	$ **--**	$ --	n/a	$ **12,580**	$ 11,897	5.7%
Non same property operating expenses(2)	**2,853**	28		**998**	53		**--**	--		**1,523**	17		**5,374**	98	
Total property operating expenses	$ **8,020**	$ 4,982		$ **4,693**	$ 3,522		$ **3,718**	$ 3,474		$ **1,523**	$ 17		$ **17,954**	$ 11,995	
Net operating income:															
Same property net operating income	$ **12,371**	$ 11,901	3.9%	$ **9,146**	$ 10,469	-12.6%	$ **6,496**	$ 7,093	-8.4%	$ **--**	$ --	n/a	$ **28,013**	$ 29,463	-4.9%
Non same property operating income(2)	**6,278**	1,135		**1,664**	452		**--**	--		**1,372**	120		**9,314**	1,707	
Total net operating income	$ **18,649**	$ 13,036		$ **10,810**	$ 10,921		$ **6,496**	$ 7,093		$ **1,372**	$ 120		$ **37,327**	$ 31,170	
Same property operating margin	**71%**	71%		**71%**	75%		**64%**	67%		**n/a**	n/a		**69%**	71%	
Same property turnover percentage	**59%**	60%		**63%**	72%		**68%**	62%		**n/a**	n/a		**63%**	64%	
Same property concessions	$ **189**	$ 288		$ **172**	$ 333		$ **366**	$ 368		$ **--**	$ --		$ **727**	$ 989	
Average same property concessions per turn *(In dollars)*	$ **262**	$ 394		$ **304**	$ 515		$ **489**	$ 540		$ **--**	$ --		$ **358**	$ 480	
Net operating income percentage of total	**50%**	42%		**29%**	35%		**17%**	23%		**4%**	0%		**100%**	100%	
Loss to lease(3)	$ **7,175**			$ **(654)**			$ **(203)**			$ **n/a**			$ **6,319**		
Loss to lease as a percentage of rental income	**5.9%**			**-1.0%**			**-0.4%**			**n/a**			**3.0%**		

(1) Includes apartment communities located in other geographic areas, other rental properties and commercial properties.
(2) Includes properties which subsequent to March 31, 2002, were either acquired, in a stage of development or redevelopment without stabilized operations.
(3) Loss to lease represents the annualized difference between market rents (without considering the impact of rental concessions) and contractual rents. These numbers include the Company's pro-rata interest in unconsolidated properties.

Reconciliation of apartment units at end of period

	SoCal 2003	SoCal 2002		NorCal 2003	NorCal 2002		PacNW 2003	PacNW 2002		Other 2003	Other 2002		Total 2003	Total 2002	
Same property consolidated apartment units	**4,869**	4,869		**3,597**	3,597		**4,402**	4,402		**--**	--		**12,868**	12,868	
Consolidated Apartment Units	**8,143**	5,237		**4,007**	3,737		**4,402**	4,402		**578**	--		**17,130**	13,376	
Down REIT	**1,360**	1,360		**170**	170		**301**	301		**--**	--		**1,831**	1,831	
Joint Venture	**5,307**	3,705		**116**	116		**741**	741		**--**	--		**6,164**	4,562	
Under Development	**686**	689		**682**	832		**--**	--		**--**	--		**1,368**	1,521	
Total apartment units at end of period	**15,496**	10,991		**4,975**	4,855		**5,444**	5,444		**578**	--		**26,493**	21,290	
Percentage of total	**58%**	51%		**19%**	23%		**21%**	26%		**2%**	0%		**100%**	100%	
Average same property financial occupancy	**95.9%**	94.4%		**95.3%**	95.1%		**95.2%**	93.0%		**0.0%**	0.0%		**95.5%**	94.3%	

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Same Property Revenue by County - Quarters ended June 30, 2003, June 30, 2002 and March 31, 2003

(Dollars in thousands)

	Units	June 30, 2003		June 30, 2002	% Change	March 31, 2003		% Change
Southern California								
Ventura County	989	$	3,290	$ 3,077	6.9%	$	3,264	0.8%
Los Angeles County	2,873		10,449	10,077	3.7%		10,359	0.9%
Orange County	783		3,189	3,052	4.5%		3,225	-1.1%
San Diego County	224		610	649	-6.0%		622	-1.9%
Total Southern California	4,869	$	17,538	$ 16,855	4.1%	$	17,470	0.4%
Northern California								
San Francisco County	99	$	350	$ 376	-6.9%	$	356	-1.7%
Santa Clara County	1,556		5,843	6,566	-11.0%		5,985	-2.4%
Alameda County	1,116		3,557	3,695	-3.7%		3,716	-4.3%
Contra Costa County	826		3,091	3,301	-6.4%		3,094	-0.1%
Total Northern California	3,597	$	12,841	$ 13,938	-7.9%	$	13,151	-2.4%
Pacific Northwest								
Seattle	3,527	$	8,444	$ 8,708	-3.0%	$	8,533	-1.0%
Portland	875		1,770	1,859	-4.8%		1,788	-1.0%
Total Pacific Northwest	4,402	$	10,214	$ 10,567	-3.3%	$	10,321	-1.0%
Total same property revenues	12,868	$	40,593	$ 41,360	-1.9%	$	40,942	-0.9%

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Development Communities - June 30, 2003

(Dollars in millions)

Project Name	Location	Units	Estimated Cost	Total Incurred to Date	Estimated Remaining Cost	Initial Occupancy	Stabilized Operations	% Leased	% Occupied
Development Communities									
Direct Development - Consolidated									
The San Marcos (formerly Vista del Mar)	Richmond, CA	312	$ 52.3	$ 51.4	$ 0.9	Jul-02	Sep-03	72%	62%
Hidden Valley-Parker Ranch(1)	Simi Valley, CA	324	46.0	29.9	16.1	Nov-03	Sep-04	n/a	n/a
The San Marcos Phase II	Richmond, CA	120	23.9	7.5	16.4	Jun-04	Oct-04	n/a	n/a
Subtotal - direct development		756	$ 122.2	$ 88.8	$ 33.4				
Joint Venture Transactions - Unconsolidated(2)									
Kelvin Avenue	Irvine, CA	132	$ 22.4	$ 5.7	$ 16.7	Aug-04	Mar-05	n/a	n/a
Chesapeake	San Diego, CA	230	44.9	22.1	22.8	Apr-04	Dec-04	n/a	n/a
River Terrace	Santa Clara, CA	250	56.8	22.0	34.8	May-04	Mar-05	n/a	n/a
Total - development		1,368	$ 246.3	$ 138.6	$ 107.7				

Stabilized Communities - Second Quarter 2003

None

(1) The Company acquired bond financing which closed in December 2002. The Company has a 75% interest in this development project.

(2) The Company has a 21.4% interest in development projects owned by the Fund.

E S S E X   P R O P E R T Y   T R U S T, I N C.

Redevelopment Communities - June 30, 2003
(Dollars in thousands)

Project Name	Units	Estimated Cost	Total Incurred to date	Estimated Remaining Cost	Redevelopment Start	Restabilized Operations
Hillcrest Park - Phase II	608	$ 3,429	$ 349	$ 3,080	Apr-03	(1)
Rosebeach (2)	174	3,510	1,411	2,099	Mar-03	(1)
Total	782	$ 6,939	$ 1,760	$ 5,179		

Re-stabilized Communities - Second Quarter 2003

None

(1) Restabilized operations is defined as the month that the property reaches at least 95% occupancy after
     completion of the redevelopment project. A component of these redevelopments are upgrades to unit interiors.
     These will be completed in the normal course of unit turnover.
(2) The Company has a 21.4% interest in the asset owned by the Fund.

See Company's 10-K and 10-Q for additional disclosures

ESSEX PROPERTY TRUST, INC.

Investments - June 30, 2003 (Dollars in thousands)	Book Value	Estimated Value(1)	Debt Amount	Type	Interest Rate	Maturity Date	Down REIT Units	$57.250 Value of Down REIT Unit	Essex Equity Value(2)
Down REIT's									
Highridge, Rancho Palos Verde, CA			$ 19,860	Fixed	6.26%	Jun-07			
Anchor Village, Mukilteo, WA			10,750	Var/bonds	5.50%	Dec-27			
Barkley Apartments, Anaheim, CA			5,294	Fixed	6.63%	Feb-09			
Brookside Oaks, Sunnyvale, CA			14,967	Fixed	7.90%	Oct-10			
Capri at Sunny Hills, Fullerton, CA			12,336	Fixed	5.37%	Aug-07			
Hearthstone, Santa Ana, CA			9,989	Fixed	7.01%	Jun-08			
Montejo, Garden Grove, CA			6,161	Fixed	6.98%	Feb-11			
Treehouse, Santa Ana, CA			8,294	Fixed	6.98%	Feb-11			
Valley Park, Fountain Valley, CA			10,508	Fixed	6.98%	Feb-11			
Villa Angelina, Placentia, CA			14,209	Fixed	6.98%	Feb-11			
	$ 12,588	$ 213,961	112,368				1,470	$ 84,158	$ 17,436
Joint Ventures							**Value of Equity**	**Company Ownership**	
Essex Apartment Value Fund, L.P.									
Andover Park, Beaverton, OR			12,313	Fixed	6.60%	Oct-11			
Vista Del Rey (El Encanto), Tustin, CA			7,925	Fixed	6.95%	Feb-11			
Rosebeach, La Mirada, CA			8,365	Fixed	7.09%	Feb-11			
Hunt Club, Lake Oswego, CA			11,595	Fixed	7.05%	Feb-11			
The Crest, Pomona, CA			35,574	Fixed	7.99%	Jul-05			
Foxborough (Woodland), Orange, CA			4,867	Fixed	7.84%	Jul-09			
The Arboretum at Lake Forest, Lake Forest, CA			23,131	Fixed	5.16%	Feb-10			
Ocean Villas, Oxnard, CA			9,990	Fixed	5.42%	Apr-13			
Villas at Carlsbad, Carlsbad, CA			--						
Huntington Villas, Huntington Beach, CA			38,470	Fixed	4.64%	May-10			
The Villas, San Dimas, CA			--						
The Villas at San Dimas, San Dimas, CA			13,007	Fixed	4.67%	May-10			
The Villas at Bonita, San Dimas, CA			8,275	Fixed	4.67%	May-10			
Villa Venetia, Costa Mesa, CA			54,000	Fixed	4.58%	May-13			
Kelvin Avenue, Irvine, CA (development)			--						
Chesapeake, San Diego, CA (development)			--						
Rivermark, Santa Clara, CA (development)			--						
Line of credit			102,950	Var.	LIBOR+.875%	Dec-03			
	24,736	411,508	330,462				$ 81,046	21.4%	17,344
AEW									
The Pointe at Cupertino, Cupertino, CA			--						
Tierra Vista, Oxnard, CA			37,600	Fixed	5.93%	Jun-07			
	7,199	76,173	37,600				38,573	20.0%	7,715
Lend Lease									
Coronado at Newport - North, Newport Beach, CA			56,465	Fixed	5.30%	Dec-12			
Coronado at Newport - South, Newport Beach, CA			49,720	Fixed	5.30%	Dec-12			
	12,529	153,147	106,185				46,962	49.9%	23,434
Other Joint Ventures									
Park Hill Apartments, Issaquah, WA	5,657	27,751	21,602	Fixed	6.90%	Aug-29	6,149	45.0% (3)	5,657
Other	5,933								5,933
	$ 68,642								$ 77,519

(1) Estimated value based on estimated 2003 net operating income applying capitalization rates ranging from 7.25% to 7.75% on stabilized multifamily properties. Other properties, either in development, redevelopment or acquired less than 12 months ago are valued at cost.

(2) Although the Company generally intends to hold these properties for use, the Company equity value assumes liquidation at June 30, 2003.

(3) The Company's 45% ownership interest receives a cumulative preferred return.

	Property Name	Address	City	State	Units	Square Footage	Year Acquired	Year Built	
			MULTIFAMILY COMMUNITIES						
	SAN FRANCISCO BAY AREA								
	Santa Clara County								
1	Pointe at Cupertino, The (Westwood)	19920 Olivewood Street	Cupertino	CA	116	135,288	1998	1963	
1	Carlyle, The	2909 Nieman Boulevard	San Jose	CA	132	129,216	2000	2000	
1	Waterford, The	1700 N. First Street	San Jose	CA	238	219,642	2000	2000	
1	Le Parc (Plumtree)	440 N. Winchester Avenue	Santa Clara	CA	140	113,260	1994	1975	
1	Marina Cove	3480 Granada Avenue	Santa Clara	CA	292	250,294	1994	1974	
	River Terrace	N.E. corner Montague/Agnew	Santa Clara	CA	250	223,880			
1	Bristol Commons	732 E. Evelyn Avenue	Sunnyvale	CA	188	142,668	1995	1989	
1	Brookside Oaks	1651 Belleville Way	Sunnyvale	CA	170	119,980	2000	1973	
1	Oak Pointe	450 N. Mathilda Avenue	Sunnyvale	CA	390	294,180	1988	1973	
1	Summerhill Park	972 Corte Madera Avenue	Sunnyvale	CA	100	78,584	1988	1988	
1	Windsor Ridge	825 E. Evelyn Avenue	Sunnyvale	CA	216	161,892	1989	1989	
				8%	1,982	1,645,004			
	Alameda County								
1	Stevenson Place (The Apple)	4141 Stevenson Blvd.	Fremont	CA	200	146,296	1983	1971	
1	Treetops	40001 Fremont Blvd.	Fremont	CA	172	131,270	1996	1978	
1	Wimbeldon Woods	25200 Carlos Bee Blvd.	Hayward	CA	560	462,400	1998	1975	
1	Summerhill Commons	36826 Cherry Street	Newark	CA	184	139,012	1987	1987	
1	Essex at Lake Merritt, The	108-116 17th Street	Oakland	CA	270	258,967	2003	2003	
				6%	1,386	1,137,945			
	Contra Costa County								
	San Marcos (Vista del Mar)	Hilltop Drive at Richmond Pkwy	Richmond	CA	312	292,716			
	San Marcos (Vista del Mar) - Phase II	Hilltop Drive at Richmond Pkwy	Richmond	CA	120	114,930			
1	Bel Air (The Shores)	2000 Shoreline Drive	San Ramon	CA	462	391,136	1995	1988	114 units 2000
1	Eastridge Apartments	235 East Ridge Drive	San Ramon	CA	188	174,104	1996	1988	
1	Foothill Gardens	1110 Harness Drive	San Ramon	CA	132	155,100	1997	1985	
1	Twin Creeks	2711-2731 Morgan Drive	San Ramon	CA	44	51,700	1997	1985	
				3%	826	772,040			
	San Francisco County								
1	Mt. Sutro Terrace Apartments	480 Warren Drive	San Francisco,CA	0%	99	64,095	1999	1973	
20	**Total San Francisco Bay Area**			17%	**4,293**	**3,619,084**			
	SOUTHERN CALIFORNIA								
	Los Angeles County								
1	Hampton Court (Columbus)	1136 N. Columbus Avenue	Glendale	CA	83	71,573	1999	1974	
1	Hampton Place (Loraine)	245 W. Loraine Street	Glendale	CA	132	141,591	1999	1970	
1	Rosebeach	16124 E. Rosecrans Ave.	La Mirada	CA	174	172,202	2000	1970	
1	Marbrisa	1809 Termino Ave.	Long Beach	CA	202	122,870	2002	1987	
1	Pathways	5945 E. Pacific Coast Hwy.	Long Beach	CA	296	197,720	1991	1975	
1	Bunker Hill	222 and 234 S. Figueroa St.	Los Angeles	CA	456	346,672	1998	1968	
1	City Heights	209 S. Westmoreland	Los Angeles	CA	687	424,170	2000	1968	
1	Cochran Apartments	612 South Cochran	Los Angeles	CA	58	51,468	1998	1989	
1	Kings Road	733 North Kings Road	Los Angeles	CA	196	132,112	1997	1979	
1	Park Place	400 S. Detroit Street	Los Angeles	CA	60	48,000	1997	1988	
1	Windsor Court	401 S. Detroit Street	Los Angeles	CA	58	46,600	1997	1988	
1	Mirabella (Marina View)	13701 Marina Point Drive	Marina Del Rey	CA	188	176,860	2000	2000	
1	Hillcrest Park (Mirabella)	1800 West Hillcrest Drive	Newbury Park	CA	608	521,968	1998	1973	
1	Monterra del Mar (Windsor Terrace)	280 E. Del Mar Boulevard	Pasadena	CA	123	74,475	1997	1972	
1	Monterra del Rey (Glenbrook)	350 Madison	Pasadena	CA	84	73,101	1999	1972	
1	Monterra del Sol (Euclid)	280 South Euclid	Pasadena	CA	85	69,295	1999	1972	
1	Crest, The	400 Appian Way	Pomona	CA	501	498,036	2000	1986	
1	Highridge	28125 Peacock Ridge Drive	Rancho Palos Verde	CA	255	290,250	1997	1972	
1	Villas at San Dimas Canyon	325 S. San Dimas Canyon Rd.	San Dimas	CA	156	144,669	2003	1981	
1	Villas at Bonita	477 E. Bonita Ave.	San Dimas	CA	102	94,200	2003	1981	
1	Villas, The	930 San Dimas Ave.	San Dimas	CA	30	27,752	2003	1981	
1	Avondale at Warner Center	22222 Victory Blvd.	Woodland Hills	CA	446	331,072	1999	1970	
				20%	4,980	4,056,656			
	Ventura County								
1	Camarillo Oaks	921 Paseo Camarillo	Camarillo	CA	564	459,072	1996	1985	
1	Mariner's Place	711 South B Street	Oxnard	CA	105	77,254	2000	1987	
1	Ocean Villa	4202-4601 Dallas Drive	Oxnard	CA	119	108,900	2002	1974	
1	Tierra Vista	Rice and Gonzales	Oxnard	CA	404	387,144	2001	2001	
1	Monterey Villas (Village Apartments)	1040 Kelp Lane	Oxnard	CA	122	122,120	1997	1974	
1	Meadowood	1733 Cochran Street	Simi Valley	CA	320	264,568	1996	1986	
	Parker Ranch	Los Angeles and Stearns	Simi Valley	CA	324	310,938			
1	The Lofts at Pinehurst (Villa Scandia)	1021 Scandia Avenue	Ventura	CA	118	71,160	1997	1971	
				7%	1,752	1,490,218			

Orange County

	Name	Address	City	State	Units	Sq Ft		
1	Barkley Apartments	2400 E. Lincoln Ave.	Anahiem	CA	161	139,835	2000	1984
1	Vista Pointe	175-225 S. Rio Vista	Anahiem	CA	286	242,410	1985	1968
1	Villa Venetia	2775 Mesa Verde Drive East	Costa Mesa	CA	468	405,800	2003	1972
1	Valley Park Apartments	17300 Euclid Ave.	Fountain Valley	CA	160	169,788	2001	1969
1	Capri at Sunny Hills	2341 Daphne Place	Fullerton	CA	100	128,100	2001	1961
1	Wilshire Promenade	141 West Wilshire Avenue	Fullerton	CA	149	128,130 (1)	1997	1992
1	Montejo Apartments	12911 Dale St.	Garden Grove	CA	124	103,280	2001	1974
1	Huntington Breakers	21270 Beach Boulevard	Huntington Beach	CA	342	241,763	1997	1984
1	Huntington Villas	16761 Viewpoint Lane	Huntington Beach	CA	400	352,872	2003	1972
	Irvine development	2552 Kelvin Ave.	Irvine	CA	132	122,456		
1	Hillsborough Park	1501 South Beach Boulevard	La Habra	CA	235	215,510	1999	1999
1	Arboretum at Lake Forest	22700 Lake Forest Drive	Lake Forest	CA	225	215,319	2002	1970
1	Trabuco Villas	25362 Mosswood Way	Lake Forest	CA	132	131,032	1997	1985
1	Coronado At Newport-North	880 Irvine Avenue	Newport Beach	CA	732	459,677	1999	1968
1	Coronado At Newport-South	1700 16th Street	Newport Beach	CA	715	498,716	1999	1969
1	Fairways Apartments	2 Pine Valley Lane	Newport Beach	CA	74	107,160	1999	1972
1	Woodland Apartments	501 East Katella Ave.	Orange	CA	90	108,000	2000	1969
1	Villa Angelina	201 E. Chapman Ave.	Placentia	CA	256	217,600	2001	1970
1	Hearthstone Apartments	2301 E. Santa Clara Ave.	Santa Ana	CA	140	154,820	2001	1970
1	Treehouse Apartments	2601 N. Grand Ave.	Santa Ana	CA	164	135,762	2001	1970
1	El Encanto	1151 Walnut Ave.	Tustin	CA	116	92,760	2000	1969
				20%	5,069	4,248,334		

San Diego County

	Name	Address	City	State	Units	Sq Ft		
1	Alpine Country	2660 Alpine Blvd.	Alpine	CA	108	81,900	2002	1986
1	Alpine Village	2055 Arnold Way	Alpine	CA	306	254,424	2002	1971
1	Bonita Cedars	5155 Cedarwood Rd.	Bonita	CA	120	120,824	2002	1983
1	Villas at Carlsbad	2600 Kremeyer Circle	Carlsbad	CA	102	72,960	2002	1965
1	Cambridge	660 F. St.	Chula Vista	CA	40	22,140	2002	1965
1	Woodlawn Colonial	245-255 Woodlawn Ave.	Chula Vista	CA	159	104,583	2002	1974
1	Mesa Village	5265 Clairemont Mesa Blvd.	Clairemont	CA	133	43,696	2002	1963
1	Casa Tierra	355 Orlando St.	El Cajon	CA	40	28,730	2002	1972
1	Coral Gardens	425 East Bradley	El Cajon	CA	200	182,000	2002	1976
1	Tierra del Sol/Norte	989 Peach Ave.	El Cajon	CA	156	117,000	2002	1969
1	Grand Regacy	2050 E. Grand Ave.	Escondido	CA	60	42,432	2002	1967
1	Mira Woods Villa	10360 Maya Linda Rd.	Mira Mesa	CA	355	262,630	2002	1982
1	Country Villas	283 Douglas Drive	Oceanside	CA	180	179,764	2002	1976
1	Bluffs II, The	6466 Friars Road	San Diego	CA	224	126,744	1997	1974
	Chesapeake	Front at Beech St.	San Diego	CA	230	147,480		
1	Emerald Palms	2271 Palm Ave.	San Diego	CA	152	133,000	2002	1986
1	Summit Park	8563 Lake Murray Blvd.	San Diego	CA	300	229,400	2002	1972
1	Vista Capri - East	4666 63rd St.	San Diego	CA	26	16,890	2002	1967
1	Vista Capri - North	3277 Berger Ave.	San Diego	CA	106	51,840	2002	1975
1	Carlton Heights	9705 Carlton Hills Blvd.	Santee	CA	70	48,440	2002	1979
1	Shadow Point	9830 Dale Ave.	Spring Valley	CA	172	131,260	2002	1983
				12%	3,009	2,250,657		

69	**Total Southern California**			59%	14,810	12,045,865		

SEATTLE METROPOLITAN AREA

	Name	Address	City	State	Units	Sq Ft		
1	Emerald Ridge	3010 118th Avenue SE	Bellevue	WA	180	144,036	1994	1987
1	Foothill Commons	13800 NE 9th Place	Bellevue	WA	360	288,317	1990	1978
1	Palisades, The	13808 NE 12th	Bellevue	WA	192	159,792	1990	1977
1	Sammamish View	16160 SE Eastgate Way	Bellevue	WA	153	133,590	1994	1986
1	Woodland Commons	13700 NE 10th Place	Bellevue	WA	236	172,316	1990	1978
1	Inglenook Court	14220 Juanita Drive, NE	Bothell	WA	224	183,624	1994	1985
1	Salmon Run at Perry Creek	2109 228th Street SE	Bothell	WA	132	117,125	2000	2000
1	Stonehedge Village	14690 143rd Blvd., NE	Bothell	WA	196	214,872	1997	1986
1	Park Hill at Issaquah	22516 SE 56th Street	Issaquah	WA	245	277,778	1999	1999
1	Wandering Creek	12910 SE 240th	Kent	WA	156	124,366	1995	1986
1	Bridle Trails	6600 130th Avenue, NE	Kirkland	WA	92	73,448	1997	1986
1	Evergreen Heights	12233 NE 131st Way	Kirkland	WA	200	188,340	1997	1990
1	Laurels at Mill Creek	1110 164th Street SE	Mill Creek	WA	164	134,360	1996	1981
1	Anchor Village	9507 49th Avenue West	Mukilteo	WA	301	245,928	1997	1981
1	Castle Creek	7000 132nd Place, SE	Newcastle	WA	216	191,935	1998	1998
1	Brighton Ridge	2307 NE 4th Street	Renton	WA	264	201,300	1996	1986
1	Fountain Court	2400 4th Street	Seattle	WA	320	207,037	2000	2000
1	Linden Square	13530 Linden Avenue North	Seattle	WA	183	142,271	2000	1994
1	Maple Leaf	7415 5th Avenue, NE	Seattle	WA	48	35,584	1997	1986
1	Spring Lake	12528 35th Avenue, NE	Seattle	WA	69	42,325	1997	1986
1	Wharfside Pointe	3811 14th Avenue West	Seattle	WA	142	119,290 (2)	1994	1990
21	**Total Seattle Metropolitan Area**			16%	4,073	3,397,634		

PORTLAND METROPOLITAN AREA

	Name	Address	City	State	Units	Sq Ft		
1	Andover Park	15282 SW Teal Blvd.	Beaverton	OR	240	227,804	2001	1992
1	Jackson School Village	300 NE Autumn Rose Way	Hillsboro	OR	200	196,896	1996	1996
1	Landmark Apartments	3120 NW John Olsen Ave.	Hillsboro	OR	285	282,934	1996	1990
1	Hunt Club	6001 SW Bonita Road	Lake Oswego	OR	256	198,056	2000	1985
1	Meadows @ Cascade Park	314 SE 19th Street	Vancouver	WA	198	199,377	1997	1989
1	Village @ Cascade Park	501 SE 123rd Avenue	Vancouver	WA	192	178,144	1997	1989
6	**Total Portland Metropolitan Area**			5%	1,371	1,283,211		

1	Devonshire Apartments	2770 West Devonshire Ave.	Hemet	CA	276	207,220	2002	1988
1	St. Cloud Apartments	6525 Hilcroft	Houston	TX	302	306,869	2002	1968
2				2%	578	514,089		
118		**Multifamily Properties**			**25,125**	**20,859,883**	**1998**	**1980**
6		**Multifamily Properties Under Construction**			**1,368**	**1,212,400**		

Avg. square footage	830
Avg. units per property	213
Avg. age of property	22

(1) Also has 11,836 square feet of commercial/retail space.

(2) Also has 9,512 square feet of commercial space.

OTHER REAL ESTATE ASSETS

Manufactured Housing Communities

Green Valley	2130 Sunset Dr.	Vista	CA	157 pads		2002	1973
Riviera	2038 Palm St.	Las Vegas	NV	450 pads		2002	1969

Recreational Vehicle Parks

Circle RV	1835 E. Main St.	El Cajon	CA	179 spaces		2002	1977
Vacationer	1581 E. Main St.	El Cajon	CA	159 spaces		2002	1973
Diamond Valley	344 N. State St.	Hemet	CA	224 spaces		2002	1974
Golden Village	3600 W. Florida Ave.	Hemet	CA	1019 spaces		2002	1972
Riviera RV	2200 Palm St.	Las Vegas	NV	136 spaces		2002	1969

Office Buildings

Essex Corporate Headquarter Bldg.	925 E. Meadow Dr.	Palo Alto	CA	17,400	1997	1988
Valley Financial Office Building	2399 Camino Del Rio South	San Diego	CA	5,200	2002	1978
Moore Street Office Building	3205 Moore St.	San Diego	CA	2,000	2002	1957
Essex Southern Cal. Office Building	22110-22120 Clarendon St.	Woodland Hills	CA	38,940	2001	1982

New Residential Supply: Permits as % of Current Stock
12 Month Permit Period: June 2002 through June 2003 (inclusive)

Market	Single Family Data					Multi-Family Data			All Residential Data	
	Median SF Price (2002)	2002 SF Affordability*	SF Stock 2000	SF Permits Last 12 Months	% of Stock	MF Stock 2000	MF Permits Last 12 months	% of Stock	Total Residential Permits Last 12 Months	% of Stock
Boston	$395,900	69%	1,530,000	4,504	0.3%	670,800	1,500	0.2%	6,004	0.3%
New York PMSA	$310,000	70%	760,000	2,648	0.3%	2,920,000	11,093	0.4%	13,741	0.4%
Nassau-Suffolk	$312,900	112%	740,000	3,686	0.5%	240,000	745	0.3%	4,431	0.5%
Philadelphia	$146,100	175%	1,532,000	12,539	0.8%	515,100	2,554	0.5%	15,093	0.7%
Chicago	$220,900	121%	1,700,000	29,910	1.8%	1,404,900	9,131	0.6%	39,041	1.3%
Miami/Ft. Lauderdale	$192,700	98%	717,000	10,623	1.5%	876,000	11,530	1.3%	22,153	1.4%
Austin	$156,500	153%	326,000	7,424	2.3%	169,900	2,733	1.6%	10,157	2.0%
Minneapolis	$185,000	103%	818,000	18,326	2.2%	351,800	6,209	1.8%	24,535	2.1%
Denver	$228,100	113%	582,000	13,237	2.3%	274,900	5,054	1.8%	18,291	2.1%
Wash. D.C. PMSA	$250,200	117%	1,299,000	31,969	2.5%	644,300	11,546	1.8%	43,515	2.2%
Dallas-Ft. Worth	$135,700	174%	1,381,000	39,070	2.8%	650,000	12,399	1.9%	51,469	2.5%
Houston	$132,800	170%	1,027,000	31,785	3.1%	547,700	16,021	2.9%	47,806	3.0%
Phoenix	$143,300	157%	970,000	41,891	4.3%	360,500	6,648	1.8%	48,539	3.6%
Orlando	$136,000	152%	482,000	19,580	4.1%	201,500	5,999	3.0%	25,579	3.7%
Atlanta	$146,500	178%	1,122,000	49,760	4.4%	467,800	10,972	2.3%	60,732	3.8%
Las Vegas	$159,800	132%	440,000	27,923	6.3%	215,700	6,953	3.2%	34,876	5.3%
Totals	$209,616	132%	15,426,000	344,875	2.2%	10,510,900	121,087	1.2%	465,962	1.8%
Seattle	$254,000	100%	656,000	10,914	1.7%	354,487	4,625	1.3%	15,539	1.5%
Portland	$180,400	134%	561,000	10,394	1.9%	225,335	4,130	1.8%	14,524	1.8%
San Francisco	$511,100	68%	368,000	1,352	0.4%	344,000	2,011	0.6%	3,363	0.5%
Oakland	$412,100	73%	625,000	6,731	1.1%	270,000	2,728	1.0%	9,459	1.1%
San Jose	$504,400	78%	388,000	2,555	0.7%	192,000	3,368	1.8%	5,923	1.0%
Los Angeles	$280,900	89%	1,877,000	9,347	0.5%	1,392,963	9,449	0.7%	18,796	0.6%
Ventura	$341,700	89%	199,000	2,478	1.2%	53,295	904	1.7%	3,382	1.3%
Orange	$415,300	72%	628,000	6,266	1.0%	340,800	4,560	1.3%	10,826	1.1%
San Diego	$356,300	71%	664,000	8,689	1.3%	375,664	5,606	1.5%	14,295	1.4%
PNW	$220,073	116%	1,217,000	21,308	1.8%	579,822	8,755	1.5%	30,063	1.7%
No Cal	$464,413	73%	1,381,000	10,638	0.8%	806,000	8,107	1.0%	18,745	0.9%
So Cal	$324,418	82%	3,368,000	26,780	0.8%	2,162,722	20,519	0.9%	47,299	0.9%
ESSEX	$335,538	87%	5,966,000	58,726	1.0%	3,548,543	37,381	1.1%	96,107	1.0%

Permits: Single Family equals 1 Unit, Multi-Family equals 5 or More Units

Sources: SF Prices - National Association of Realtors,Rosen Consulting Group : Permits, Total Residential Stock - U.S. Census

Median Home Prices - National Association of Realtors; DataQuick, Mortgage Rates - Freddie Mac, Median Household Incomes - US Census; BEA; Essex

Single Family - Multi-Family Breakdown of Total Resdiences, Rosen Consulting Group, US Census, EASI, Essex

*Single Family Affordability - Equals the ratio of the **actual** Median Household Income to the Income **required** to purchase the Median Priced Home.

The **required** Income is defined such that the Mortgage Payment is 35% of said Income, assuming a 10% Down Payment and a 30-year fixed mortgage rate.

Median Household Income is estimated from US Census 2000 data and Income Growth from BEA and Popultation Growth from the US Census.

Essex Markets Forecast July 2003: Residential Supply and Job Growth Estimates/Performance

Market	Residential Supply*					Job Forecast/Performance**		
	New MF Supply	% of Total MF Stock	New SF Supply	% of Total SF Stock		Est.New Jobs Dec-Dec	% Growth	Deviation from Estimate Growth
Seattle	3,000	0.8%	7,900	1.2%		6,000	0.4%	Ahead 1,900
Portland	1,300	0.6%	10,000	1.9%		-5,000	-0.5%	Behind 8,000
San Francisco	1,700	0.5%	1,000	0.3%		4,800	0.5%	Behind 2,300
Oakland	1,700	0.6%	6,400	1.1%		7,000	0.7%	Behind 6,100
San Jose	2,400	1.2%	1,700	0.4%		-12,000	-1.0%	Behind 4,500
Ventura	350	0.7%	2,400	1.2%		0	0.0%	Behind 5,100
Los Angeles	7,700	0.5%	8,000	0.4%		29,000	0.7%	Behind 2,900
Orange	3,200	0.9%	6,500	1.0%		14,200	1.0%	Behind 9,400
San Diego	4,700	1.2%	8,300	1.3%		13,750	1.1%	Behind 3,800

All data is an Essex Forecast
MF - *Multi-Family,* **SF** - *Single Family*

* **New Residential Supply**: represents Essex's internal estimate of **actual deliveries** during the year, which are related to but can differ from the 12 Month trailing **Permit Levels** reported on Appendix A.

** **Job Forecast/Performance** refers to the difference between Total Non-Farm Industry Employment (not Seasonally Adjusted) projected through December 2003 over the comparable actual figures for December 2002. The first column represents the **current** Essex forecast of the increase in Total Non-Farm Industry Employment. The second column represents these forecasted new jobs as a percent of the December 2002 base. For each market, a month-to-month growth path from January to December is constructed to track actual growth verses forecast growth. The third column represents the deviation of actual jobs from their forecast level as of June 2003.